EXHIBIT 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

March 31, 2008

Assets
Current assets:
Cash and cash equivalents	$25,226
Receivables, net	300,814
Income taxes receivable	2,482
Inventories	119,239
Deferred income taxes	19,573
Prepaid expenses and other current assets	9,692

Total current asset	477,026
Property, plant and equipment, net	497,916
Goodwill	1,093,822
Identifiable intangible and other assets	194,548

Total	$2,263,312

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$282,626
Current portion of long-term debt	159

Total current liabilities	282,785
Long-term debt	528,949
Deferred income taxes	147,320
Other long-term liabilities	90,592
Parent’s net investment:
Parent’s net investment	1,217,956
Accumulated other comprehensive loss	(4,290)

Total parent’s net investment	1,213,666

Total	$2,263,312

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Three Months Ended
March 31, 2008

Net sales	$1,111,374
Cost of sales	878,520

Gross profit	232,854
Operating costs and expenses:
Selling and distribution	152,752
General and administrative	14,328
Amortization of intangibles	272
Facility closing and reorganization costs	260

Total operating costs and expenses	167,612

Operating income	65,242
Other expense:
Interest expense	6,935
Other expense, net	19,894

Total other expense	26,829

Income from continuing operations before income taxes	38,413
Income taxes	15,252

Net income	$23,161